Halozyme Therapeutics, Inc.

11388 Sorrento Valley Road

San Diego, CA 92121

January 4, 2016

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Halozyme Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Fiscal Quarterly Period Ended June 30, 2015
Filed August 10, 2015
File No. 001-32335

Dear Mr. Rosenberg:

Halozyme Therapeutics, Inc. (the “Company”) hereby submits this response to the comment provided in the letter from the staff of the Commission dated December 17, 2015 (the “Comment Letter”) with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015.  For ease of reference, we have included the text of the Staff’s comment followed by the Company’s response:

1.                                      Refer to your response to our prior comment one. Please provide us proposed disclosure to be included in future periodic filings addressing:

•                        In your summary of significant accounting policies’ note the accounting policy you follow for the right of your collaborators to elect additional targets in the future; and

•                        For each application agreement discussed in the note, the dollar amount to elect the additional target and your conclusion as to whether the right is substantive and not priced at a more than insignificant discount.

RESPONSE:

With respect to the first bullet, we propose to enhance our summary of significant accounting policies by adding the following disclosure in future filings. (For ease of review we have copied the relevant section from our footnote in our Form 10-Q for the quarter ended September 30, 2015 and highlighted in bold the proposed additional language to address your comments):

Revenues under Collaborative Agreements

We have license and collaboration agreements under which the collaborators obtained worldwide rights for the use of our proprietary rHuPH20 enzyme in the development and commercialization of the collaborators’ biologic compounds identified as targets. The collaborative agreements may also contain other ~~multiple~~ elements. Pursuant to the terms of these agreements, collaborators could be required to make various payments to us for each target, including nonrefundable ~~payments~~ upfront license fees ~~at the inception of the arrangement~~, exclusivity fees, payments based on achievement of specified milestones designated in the collaborative agreements, annual maintenance fees, reimbursements of research and development services, payments for supply of bulk rHuPH20 for the collaborator and/or royalties on sales of products resulting from collaborative agreements.

In order to account for the multiple-element arrangements, we identify the deliverables included within the agreement and evaluate which deliverables represent units of accounting. We then determine the appropriate method of revenue recognition for each unit based on the nature and timing of the delivery process. Analyzing the arrangement to identify deliverables requires the use of judgment, and each deliverable may be an obligation to deliver services, a right or license to use an asset, or another performance obligation. The deliverables under our collaborative agreements include (i) the license to our rHuPH20 technology, (ii) at the collaborator’s request, research and development services which are reimbursed at contractually determined rates, and (iii) at the collaborator’s request, supply of bulk rHuPH20 which is reimbursed at our cost plus a margin. A delivered item is considered a separate unit of accounting when the delivered item has value to the collaborator on a standalone basis based on the consideration of the relevant facts and circumstances for each arrangement. We base ~~Factors considered in~~ this determination on the collaborators’ ability to use the delivered items on their own without us supplying undelivered items, which we determine taking into consideration factors such as ~~include~~ the research capabilities of the collaborator, ~~and~~ the availability of research expertise in this field in the general marketplace, and the ability to procure the supply of bulk rHuPH20 from the market place.

Arrangement consideration is allocated at the inception of the agreement to all identified units of accounting based on their relative selling price. The relative selling price for each deliverable is determined using vendor specific objective evidence (“VSOE”) of selling price or third-party evidence of selling price if VSOE does not exist. If neither VSOE nor third-party evidence of selling price exists, we use our best estimate of the selling price for the deliverable. The amount of allocable arrangement consideration is limited to amounts that are not contingent upon the delivery of additional items or meeting other specified performance conditions. The consideration received is allocated among the separate units of accounting, and the applicable revenue recognition criteria are applied to each of the separate units. Changes in the allocation of the sales price between delivered and undelivered elements can impact revenue recognition but do not change the total revenue recognized under any agreement.

Nonrefundable upfront license fees ~~payments~~ are recognized upon delivery of the license if facts and circumstances dictate that the license has standalone value from the undelivered items, which generally include research and development services and the manufacture of bulk rHuPH20, the relative selling price allocation of the license is equal to or exceeds the upfront license fee, persuasive evidence of an arrangement exists, our price to the collaborator is fixed or determinable and collectibility is reasonably assured. Upfront license fees ~~payments~~ are deferred if facts and circumstances dictate that the license does not have standalone value. The determination of the length of the period over which to defer revenue is subject to judgment and estimation and can have an impact on the amount of revenue recognized in a given period.

When collaborators have rights to elect additional targets, the rights are assessed as to whether they represent deliverables at the inception of the arrangement. In assessing these contingent deliverables, we consider whether the right is a substantive option. We consider a right to be a substantive option if the election of the additional targets is not essential to the functionality of the other elements in the arrangement and if we are truly at risk of the right being exercised. If the right is determined to be a substantive option, we further consider whether the right is priced at a significant and incremental discount that should be accounted for as an element of the arrangement. If a right is determined to be a substantive option and is not priced at a significant and incremental discount, it is not treated as a deliverable in the arrangement and receives no allocation at the inception of the arrangement of the original arrangement consideration. The right is then accounted for when and if it is exercised.

With respect to the second bullet we propose to add the following disclosure for the agreements discussed in Note 4, Collaborative Agreements, in future filings. (For ease of review we have copied the relevant section from our footnote in our Form 10-Q for the quarter ended September 30, 2015 and highlighted in bold the proposed additional language to address your comments):

At the inception of the Pfizer, Janssen and AbbVie arrangements, we identified the deliverables in each arrangement to include the license, research and development services and supply of bulk rHuPH20. We have determined that the license, research and development services and supply of bulk rHuPH20 individually represent separate units of accounting, because each deliverable has standalone value. We determined that the rights to elect additional targets in the future upon the payment of additional license fees are substantive options that are not priced at a significant and incremental discount. Therefore, we determined for each collaboration that the rights to elect additional targets are not deliverables at the inception of the arrangement. The estimated selling prices for the units of accounting we identified were determined based on market conditions, the terms of comparable collaborative arrangements for similar technology in the pharmaceutical and biotech industry and entity- specific factors such as the terms of our previous collaborative agreements, our pricing practices and pricing objectives. The arrangement consideration was allocated to the deliverables based on the relative selling price method and the nature of the research and development services to be performed for the collaborator.

The amount allocable to the delivered unit or units of accounting is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (non-contingent amount). As such, we excluded from the allocable arrangement consideration the event-based payments, milestone payments, annual exclusivity fees and royalties regardless of the probability of receipt. Based on the results of our analysis, we allocated the $11.0 million license fees from Pfizer, the $15.0 million upfront license fee from Janssen and the $23.0 million upfront license fee from AbbVie to the license fee deliverable under each of the arrangements. We determined that the upfront payments were earned upon the granting of the worldwide, exclusive right to our technology to the collaborators in these arrangements. As a result, we recognized the $11.0 million license fees under the Pfizer Collaboration, the $15.0 million upfront license fee under the Janssen Collaboration and the $23.0 million upfront license fee under the AbbVie Collaboration as revenues under collaborative agreements in the period when such license fees were earned.

With respect to the second bullet, we respectfully submit that we should not be required to include disclosure of the dollar amount for a collaborator to elect additional targets. We have evaluated the specific disclosure requirement of ASC 605-25-50-2 (a) through (h) and have not identified any requirements to disclose the dollar amount necessary to exercise the substantive options. While we acknowledge that the disclosure objectives in ASC 605-25-50-1 provide for the disclosure of other qualitative and quantitative information in addition to that specifically required by ASC 605-25-50-2, we do not believe that disclosing the amounts associated with the exercise of the rights to additional targets is necessary for the financial statement reader to understand the revenue arrangements, the significant judgments made by management, or the timing or the amount of revenue to be recognized from the non-contingent elements of the current arrangements. Furthermore, we believe disclosing such information will put us at a competitive disadvantage with both current partners and when negotiating future collaboration agreements, causing substantial competitive harm to the detriment of our stockholders. In fact, we believe these details are confidential commercial and financial information that is subject to protection under 17 C.F.R. §§ 200.80(b)4, and 240.24b-2. Lastly, providing the consideration to be received upon elections of additional targets could potentially mislead investors, as it may imply that we have a substantial likelihood of receiving the related payments, while the actual prospects are inherently uncertain and receipt of such payments may never ultimately occur.

If you have any questions or comments regarding this letter, please contact me at (858) 794-8889.

Very truly yours,

/s/Laurie D. Stelzer
Laurie D. Stelzer
Senior Vice President and Chief Financial Officer

cc:                                Harry Leonhardt, Esq., Halozyme Therapeutics, Inc.

Douglas J. Rein, DLA Piper LLP (US)